Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Life Imaging Fla, Inc.
1981 W. Hillsboro Blvd.
Deerfield Beach, FL 33442
lifeimagingfla.com

Up to $1,070,000.00 in Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Life Imaging Fla, Inc.
Address: 1981 W. Hillsboro Blvd., Deerfield Beach, FL 33442
State of Incorporation: DE
Date Incorporated: July 17, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 535,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $200.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Early Bird

First 7 days - 10% bonus shares

Next 30 days - 5% bonus shares

Volume

$200+ | Thank you Tier! Featured on our website.

$1,000 | 2 Free heart scans *($700 value!)*

$2,500+ | 2 Free full-body scans includes heart scan *($3,800 value!)*

$5,000+ | VIP tier + 5% Bonus shares: Full 2 years of all scans the full body and heart scans total of 4 FB scans includes heart scan, they can give 2 away to family member or friend or do two each over 2 years. + 5% bonus shares

$20,000+ | Florida ft Lauderdale 3 days 2 night beach resort stay and two full body and heart scan packages + 10% bonus shares

All perks occur after the offering is completed

The 10% Bonus for StartEngine Shareholders

Life Imaging Fla, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares

they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2 / share, you will receive 10 bonus shares of Common Stocks, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

We do preventative screening for the early detection of the two of the biggest killers of humans on the planet, Heart Disease and cancer using EBT ct scanner. We use the first FDA approved EBT scanner for early detection of Heart disease. We have developed a unique proprietary model that makes Heart and full-body cancer screening affordable for everyone, early detection absolutely saves lives!

Competitors and Industry

We have taken a proprietary direct marketing approach that is unique to us. We have developed a way to make Heart Scans and full-body cancer screening affordable for everyone. Our unique proactive business model saves lives on a regular basis, rather than a reactive approach used in medicine until now for both heart disease and cancer because insurance will in most cases not pay for any preventative screening like this. Our unique and affordable proactive business model is very effective at saving lives due to early detection. We are one of only two company's in the U.S. with this all-cash pay affordable screening system.

Current Stage and Roadmap

The founder did a soft opening under another company to determine the effectiveness of both the marketing and fulfillment process. The founder did over 500k in sales in the first 4 months in the Tampa Bay area with another company (with a net profit of approximately $195,134.00 in the first 3 months of operation). Life Imaging has everything in place now to expand into the South Florida market. The Miami metro market is over twice the size of Tampa Bay with over 7m people, 8th largest market in

the U.S. and is full of retired Baby Boomers that have retired well in Florida and would like to live a Happy Healthy retirement. They are our ideal customer 45-75 yrs old both male and female. The average median income in Tamps is about 48k its 72k in Miami Metro market. This includes Miami, Ft Lauderdale, Pompano Beach, West Palm Beach, and Boca Raton. This area is collectively known as the "Gold Coast" It simply is one of the nations leading retirement areas and ideal for Life Imaging! There is no one in this market operating with our business model.

We will expand into the Miami metro market as soon as funding is complete, within the next 100 days or so. ASAP, Myself and my Partner Judy Richburg and my sales director Steve Fennell are all moving there as well.

The Team

Officers and Directors

Name: J. Thomas Graham

J. Thomas Graham's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President/CEO, Secretary and Chief Operating Officer
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Running the day to day operations of the business. Overseeing all aspects of the business, sales, marketing, business development, customer service ect...... 100k salary once we get going. My equity depending on how much we raise will be around 60-70% I think the raise if we raise the 1.07m equity is about 27%.

Other business experience in the past three years:

- **Employer:** Innovative Business Resources Inc.
  Title: President/ CEO
  Dates of Service: December 01, 2014 - Present
  Responsibilities: Business Consulting, Business development, VC, Unique direct marketing platforms. Innovating in all areas of business growth.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed

companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be some assurance that the Company will be able to find sufficient demand for our product as we have a very unique tested business model in this space and no specific competition we are aware of. We do feel that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Health industry or any entity wanting to invest in our Company. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to 1,070,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is not likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Minority Holder; Securities with Voting Rights

The Equity that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a

limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Minority Holder; Securities with No Voting Rights
The Equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company may need to raise more funds in the future. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

We are an early stage company and have not yet generated any profits
Life Imaging Fla Inc. was formed on July 15th 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Life Imaging Fla Inc. has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively only some revenue. If you are investing in this company, it's because you think that Life Imaging Fla. Inc. is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have turned only a small profit and there is no assurance that we will ever be more profitable.

This offering involves "rolling closings," which may mean that earlier investors may

not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
J. Thomas Graham	1,500,000	Common Stock	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Common Stock.

Common Stock

The amount of security authorized is 4,000,000 with a total of 1,500,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuance of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value

dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $150.00
  Number of Securities Sold: 1,500,000
  Use of proceeds: Money used to incorporate the company
  Date: July 17, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Without making revenue with the crowdfunding campaign, we can operate for 12 months.

Foreseeable major expenses based on projections:

Advertising, lease on equipment, office space and payroll are the biggest expenses we will incur.

Future operational challenges:

After getting the priceless insight and knowledge from our consultant the only other person we know of who has been operating very successfully for over 5 years in this very same business model in another State. And doing the soft opening we did to test the sales and marketing we feel very confident in our ability to succeed.

Future challenges related to capital resources:

If we achieve the maximum equity raise amount we feel we are well funded to operate fully for up to 12 months, we feel we can achieve profitability prior to this timeline!

There are no other future plans to raise monies if we raise the maximum amount with StartEngine we will be fully funded for planned growth.

Future milestones and events:

Once we open the first location in South Florida, we feel we can scale the business by simply opening a second and third location and just cookie-cut the success in different strategic markets we pick out.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

I have a promisarry note for 476k from a sale of another business coming in over the next 16 months I am committing to the busienss. In addition to the equity crowd funding campaingn we are about to begin with Start Engine.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are very important to allow us to scale the business on much quicker time frame. I am very confident in our ability to scale the business organically from cash we generate but it would take much longer. With this influx of cash we believe we will have money needed to get at least 3 location opened very quickly.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Depending on how much we raise it will make up at least half of the money needed to scale the business. I would say these funds are necessary to create scalability sooner rather than later.

If we raise the full $1.07M, that will make up 99% of our funds.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum we will be able to operate with one location only for approximately 6 months. This is based on Payroll, office lease, advertising, cost of the scanner monthly maintenance.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum we will be able to operate with one location only for approximatley 12 months. This is based on Payroll, office lease, advertising, cost of the scanner monthly maintenance.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

No other future plans to raise monies if we raise the max amount with start engine we will be fully funded for planned growth.

Indebtedness

- **Creditor:** J. Thomas Graham
  Amount Owed: $5,746.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 2020

Related Party Transactions

- **Name of Entity:** J. Thomas Graham
  Relationship to Company: Officer

Nature / amount of interest in the transaction: J. Thomas Graham, the Company's CEO and majority shareholder.

Material Terms: During the period ended July 31, 2019, the Company also issued 1,500,000 founder shares of common stock at $.0001 par value to J. Thomas Graham, the Company's CEO and majority shareholder. These shares were issued to J. Thomas Graham, at a total value of $150. During the period ended July 31, 2019, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At July 31, 2019, the amount of advances outstanding is $5,696, respectively, and are recorded under 'Advances – Related Party' on the consolidated balance sheets.

Valuation

Pre-Money Valuation: $3,000,000.00

Valuation Details:

We have a proprietary business model from both a marketing standpoint as well as making this type of preventative screening for early detection of both Heart Disease and Cancer now affordable for almost everyone. We will be the only company in our markets doing what we do saving lives on the regular. I have a good friend that I learned the business from that is also serving as a paid consultant for our first 9 months of operation. He has a very successful identical business in another city and state for the last seven years. I, the founder, also did a soft opening in the Tampa Bay area to test the business model we generated $529,325.00 with a net profit of approximately $195,134.00 in the first 3 months of operation under a different company in the Tampa Bay area, this was done with only one sales representative in place, we will have 4 or 5 sales reps at our new location in South Florida. Life Imaging estimates that it can generate 2-3m the first year with a profit of approximately 1-2 million dollars. In addition, I have over the past 20 years built from scratch and sold several companies. The last company I built over 5 years doing over 3m in revenue per year. My passion is to build a successful business, this time we get to do it while doing good on the planet, by making people aware of this life saving affordable early detection system for the two biggest killers of people on the planet, Heart Disease and cancer!

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *StartEngine Platform Fees*
  93.0%

StartEngine Platform Fees

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *Working Capital*
  32.0%
  Purchase an EBT scanner

- *Marketing*
  20.0%
  Buy advertising from local radio and tv, hire local branding agency in the local market.

- *Company Employment*
  22.0%
  Hire new employees

- *Office Space*
  19.0%
  We will secure medical office space in south Florida

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at lifeimagingfla.com (www.Lifeimagingfla.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements

until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/life-scan

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Life Imaging Fla, Inc.

[See attached]



LIFE IMAGING FLA, INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

As of January 1, 2019 (Inception) to December 31, 2019

LIFE IMAGING FLA, INC.

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of Life Imaging FLA, Inc.
330 3rd St S Unit 605
St. Petersburg, FL 33703

We have reviewed the accompanying financial statements of Life Imaging FLA, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2019, and the related statements of income, stockholders' equity (deficit), and cash flows for the period of January 1, 2019 (date of inception) to December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 2 of the financial statements, Life Imaging FLA, Inc.'s date of inception was January 1, 2019 and has not yet begun operations as of December 31, 2019, relies on management to fund operations, and has incurred a net loss. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA

April 27, 2020

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

LIFE IMAGING FLA, INC.
BALANCE SHEET
As of December 31, 2019
(unaudited)

	2019
Assets	
Current assets:	
Cash	$ -
Total current assets	-
Total assets	$ -
Liabilities and stockholders' equity	
Current liabilities:	
Bank overdraft	$ 63
Advances - related party	13,600
Total current liabilities	13,663
Total liabilities	13,663
Commitments & contingencies	-
Stockholders' equity	
Common stock, 4,000,000 shares authorized, $.0001, par value;	
1,502,424 shares issued outstanding at December 31, 2019	150
Additional paid-in capital	4,848
Accumulated deficit	(18,661)
Total stockholders' equity (deficit)	(13,663)
Total liabilities and stockholders' equity	$ -

See accountants' review report and accompanying notes to the financial statements.

LIFE IMAGING FLA, INC.
STATEMENT OF OPERATIONS
From January 1, 2019 (Inception) to December 31, 2019
(unaudited)

	2019
Revenue	$ -
Operating expenses	
General and administrative	1,522
Travel expenses	2,783
Owners compensation	3,941
Other operating expenses	10,415
Total operating expenses	(18,661)
Net loss before income taxes	(18,661)
Provision for income taxes	-
Net loss	$ (18,661)

See accountants' review report and accompanying notes to the financial statements.

3

LIFE IMAGING FLA, INC.

STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

From January 1, 2019 (Inception) to December 31, 2019

(unaudited)

	Common Stock		APIC		Accumulated Deficit		Total Stockholders' Equity	
	Shares	Amount						
January 1, 2019 (inception)	-	$ -	$ -		$ -		$ -	
Issuance of founder shares	1,500,000	150	-				150	
Issuance of investor shares	2,424	-	4,848				4,848	
Net income (loss)					(18,661)		(18,661)	
Balance - December 31, 2019	1,502,424	$ 150	$ 4,848		$ (18,661)		$ (13,663)	

See accountants' review report and accompanying notes to the financial statements.

4

LIFE IMAGING FLA, INC.

STATEMENT OF CASH FLOWS

From January 1, 2019 (Inception) to December 31, 2019

(unaudited)

	2019
Cash flows from operating activities	
Net income (loss)	$ (18,661)
Adjustments to reconcile net income (loss) to net cash	
provided (used) by operating activities:	-
Changes in operating assets and liabilities:	
Related-Party Advances	13,600
Bank overdraft	63
Net cash used by operating activities	(4,998)
Cash flows from financing activities	
Funds received from issuance of equity securities	4,998
Net cash provided by financing activities	4,998
Net decrease in cash and cash equivalents	-
Cash and cash equivalents, beginning	-
Cash and cash equivalents, ending	$ -
Supplemental cash flow information:	
Cash paid during the period for:	
Interest	$ -
Income taxes	$ -

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Prior to converting to a C-Corp, the Company was initially an LLC whose inception date was January 1, 2019 under the jurisdiction of Florida. The Company converted to a C-Corp and changed its name to Life Imaging FLA, Inc. ("the Company") on July 15, 2019 under the laws of the State of Delaware, and is headquartered in St. Petersburg, Florida. The Company offers affordable, early detection and preventative screenings for heart disease and cancer using an Electronic Beam Tomography (EBT) CT Scanner.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates

Risks and Uncertainties

As of December 31, 2019, the Company has not commenced operations. The Company's activities since inception include general startup expenses and efforts to raise capital. Upon commencement of the planned, full-scale of operations, the Company will incur significant additional expenses relative to the market it is operating in. The Company is dependent upon additional capital resources for the commencement of its planned operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2019, the Company recognized $449 in advertising costs, recorded under 'Other operating expenses' on the statement of operations.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return.

The Company currently has a tax net operating loss (NOL) of $18,661 for which it may receive future tax benefits. However, as of December 31, 2019, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

In December 2017, the Tax Cuts and Jobs Act ("TCJA") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of deferred tax assets and liabilities. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act ("SAB 118"), which allows the Company to record provisional amounts during a measurement period not to extend beyond one year of the enactment date.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

Subsequent to December 31, 2019, the Company continued to sell 39,277 shares of common stock through its Regulation CrowdFunding ("Reg CF") on StartEngine, LLC. The Company recognized gross proceeds of $73,530 and had a subscription receivable of $14,720 related to the sale of these shares as of April 27, 2020. In connection with this offering, the Company incurred offering costs of $9,235

The Company has evaluated subsequent events from December 31, 2019 to April 27, 2020, the date the financial statements were issued, and has determined that there are no items other what is disclosed above.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from inception of approximately $18,661 and is in the startup phase, which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the period ended December 31, 2019, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2019, the amount of advances outstanding is $13,600, respectively, and are recorded under 'Advances – Related Party' on the balance sheets.

During the period ended December 31, 2019, the Company also issued 1,500,000 founder shares of common stock at $.0001 par value to J. Thomas Graham, the Company's CEO and majority shareholder. These shares were issued to J. Thomas Graham, at a total value of $150.

NOTE 4 – STOCKHOLDERS' EQUITY

At December 31, 2019, the Company has 4,000,000 authorized shares of $.0001 par value common stock.

During the period from January 1, 2019 (inception) to December 31, 2019, the Company issued 1,500,000 founder shares of common stock. The 1,500,000 shares of common stock were issued to the J. Thomas Graham, CEO, totaling $150.

During the period from January 1, 2019 (inception) to December 31, 2019, the Company issued 2,424 shares to investors, totaling $4,848.

At December 31, 2019, the Company had 1,502,424 shares issued and outstanding.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


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Life Imaging
"We scan for Life"



⊙ Website   📍 Deerfield Beach, FL   HEALTH TECH

Our mission is to educate and provide an affordable early detection system for the two deadliest diseases known to mankind, heart disease and cancer sometimes up to two decades before symptoms even occur.

$422,604 raised ⓘ

931 Investors	**$3**M Valuation
$2.00 Price per Share	**$200.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	 **14** Days Left

INVEST NOW

⚡ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates[33]   Comments   ♡ Follow

Reasons to Invest

- Pilot project conducted under a different company yielded approximately 37% profit margin with over $500k in revenue in just 4 months..

- Two of the largest causes of death makes this one of the biggest target markets.

- With limited operating costs, the company is easy to scale to other locations with large profit margins.

Bonus Rewards

Get rewarded for investing more into Life Imaging

$200+
Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this progra please see the Offering Summary section below.

OVERVIEW

Life Imaging is a health screening service that takes the guesswork out of preventative care. With a proven unique direct marketing approach, we have already seen exponential growth in just a few months. Our mission is to educate and provide an affordable early detection system for the two deadliest diseases known to mankind, heart disease and cancer sometimes up to two decades before symptoms even occur. **Using our FDA approved world's fastest and most accurate low-dose EBT scanning,** this non-invasive tool is fast, accurate and painless and can help prevent a myriad of diseases and help protect our loved ones. Early detection absolutely saves lives! Peace of mind through prevention! We now have a choice—no one needs to be a statistic any longer.

> *"Taking the guesswork out of preventative care."*

To understand the scope of the problem, the trailer below for The Widowmaker discusses when scanners were invented and shows the importance of our life saving screening services. Early detection saves lives!



We believe this is another example of why Life Imaging scanners are so important to the community and why our business is necessary to help people. Please note this film is not affiliated with Life Imaging nor does it feature specific Life Imaging products but is a helpful educational film regarding the current issues faced by heart disease.

THE PROBLEM

The US is **not good at preventative care**

The U.S. is embroiled in a **complicated, expensive health care system that**

$200+
Investment

Thank you Tier!
Featured on our website.

$1,000+
Investment

Invest $1,000
2 Free heart scans ($700 value!)

$2,500+
Investment

Invest $2,500
2 Free full-body scans includes he
scan ($3,800 value!)

$5,000+
Investment

Invest $5,000
VIP tier + 5% Bonus shares: Full 2 y
of all scans the full body and hear
total of 4 FB scans includes heart s
they can give 2 away to family mer
or friend or do two each over 2 yea
5% bonus shares

$20,000+
Investment

Invest $20,000
Florida ft Lauderdale 3 days 2 nigh
beach resort stay and two full bod
heart scan packages + 10% bonus

does not have the best interest of the people it serves. Any kind of research or testing of medicine is heavily inflated, which leaves millions of people in the dark about the underlying health issues they may be having.

There is nothing we fear more in life than death. Whether from old age or from a freak accident, a long battle with a disease or suicide, death is an event that has a momentous impact on families, communities, even nations. One thing holds true in every scenario--death is always a hard experience.

What if I told you some of these deaths are not only preventable, but the prevention method is affordable? Too many people are dying from heart disease, cancer, and other fatal diseases that can be detected early using simple technologies.

THE SOLUTION

Modern methods to **save lives, affordably**

Life Imaging has seen the loss of life first hand, and we have set out to reduce preventable deaths in the U.S. We have developed a solution that will help solve our national health crises of Heart Disease and Cancers.

Our FDA approved EBTC scanners can easily detect many of these diseases before a patient shows any symptoms sometimes decades ahead using only 10% of the radiation of a normal CT scanner. Life Imaging scanning protocol does not use any dyes, no need to take any clothing off, and only takes about five minutes.

Full body scans can cost thousands of dollars through insurance and other medical providers and It is unlikely your Doctor would even give you a script for a full body scan to begin with. Our packages are **just a few hundred dollars a scan, making our body scans incredibly affordable**. Now, everybody can get scanned and we can save lives every day.





OUR TRACTION

More than a proof of concept

Prior to setting up Life Imaging, we set out to test the market. The founder did a soft opening in Tampa Bay under a different company, and within 4 months and with just two sales consultants, we produced some pretty extraordinary results. With an expected extraordinary income margin of approximately 37%, we expect to get to **$3M in revenue numbers within the first full year of operation.**

In our 4 month pilot, under a different company, we hit some great numbers:



$532k+	195k+	~37%
—	—	—
Gross Revenue	Gross Profit	Margins

THE MARKET

Two of the **largest causes of death**, and growing

Heart Disease

- 1,600,000 people suffer a heart attack every year
- 50% of the men and 64% of the women who die suddenly of coronary artery disease had no prior symptoms!
- In 2012, $411 Billion was spent on coronary heart disease, a large portion of which was paid by consumers
- Approximately 48% of all Americans will suffer some degree of coronary artery disease
- For 150,000 people, the first sign of heart disease will be their fatal heart

attack

Source



Every 26 seconds someone will suffer a coronary event, and every minute, someone will die from one.

Cancer Statistics

Cancer Statistics

- In 2018, an estimated 1,735,350 new cases of cancer will be diagnosed in the United States and 609,640 people will die from the disease
- In 2016, there were an estimated 15.5 million cancer survivors in the United States. The number of cancer survivors is expected to increase to 20.3 million by 2026
- Approximately 38.4% of men and women will be diagnosed with cancer at some point during their lifetimes
- In 2017, an estimated 15,270 children and adolescents ages 0 to 19 were diagnosed with cancer and 1,790 died of the disease
- Estimated national expenditures for cancer care in the United States in 2017 were $147.3 billion

Source





Making **preventative care... easy!**

Patients simply come in learn about our process and get scanned, and we provide them with an easy to read the detailed report. Depending on the report, we will get the information to their doctor help them set up the next steps.

For example, if a patient results show a high calcium score, we will forward that information to their doctor can tell them they need to do x, y, and z and we can **set a plan for doing annual screenings** to see any improvements in our Preferred Care program. Heart Disease is reversible in most cases. We make the process as smooth and affordable as possible.

One of the biggest complaints we hear about the healthcare industry is that there is a lack of transparent pricing. With good understanding and knowledge we provide to the consumer along with affordable pricing, a simple location, and easy operation, **we take the guesswork out of preventative care.**

No dyes, no taking off of clothes and you're done in 5 minutes!





Affordablity, **without sacrificing quality**

Quality - Our Life Imaging facilities use licensed radiologists rather than doctors, which allows us to maintain the highest quality experience at a lower cost to the patients.

Affordability - With bundled payments, the cost per scan is 70% cheaper than traditional scans. Not only this, reactive treatment is shown to cost more to the consumer than preventative medicine.

Ease of use - With scans that take only five minutes, and detailed reports with 98% accuracy provided same day, convenience is one of our core values.

Direct to consumer

Since our soft opening, we have done over **half a million dollars in revenue.** While that is remarkable in itself, what's even more exciting for us is that we have developed a very unique direct marketing model that will help us grow. We achieved fast results by blanketing the market with TV, Radio and Social media advertising we offer free complimentary Heart Scans to potential patients valued at 499.00 dollars. We plan to continue expanding our proprietary Preferred Care program that involves individual scans and bundling for annual Heart and Cancer screening over 3, 5, and 7 years. We will also work with a branding agency to promote our concept and educate the public to understand we now have a choice when it comes to Heart Disease and Cancer!

Our partner, a friend of mine who gave us this concept, he is one of the few operators in the space if not the only one with this same business model, and has been operating this business model in another city and state going on 8 years now, he is consulting for Life Imaging, and has almost 10,000 recurring patients. He has had to bring a second ebt scanner into his office to keep up with the demand.

Expand, expand expand!

We already have over 120 paying customers since our soft opening under another company, **yielding about $532,000 in revenue in the first four months.** Under this different company we have generated approximately a 37% margins and a net income of over $195,000. We then formed Life Imaging later once we knew it would work!

To say Life Imaging is already operating successfully is an understatement. With your investment, **we will expand into South Florida's gold coast** the premiere retirement destination and the 8th largest market in the U.S. with 7m people, we will secure and furnish our medical office space of approximately 3500 sq ft. We will ship our newly acquired EBTC CT scanner to our new expanding location and will begin working work with local radio and TV and social media advertising to blanket the market and to provide education and our life savings screening services to all of South Florida. Once we establish our selves with success in south Florida we will look for other good areas to then scale our business even further with a second and third location!



Our plan is to open and expand in the South Florida location and then move on to two or three other locations over the next few years. Based on the founders soft opening revenue in the Tampa Bay area under the other company and our consultants 8 years of success in this unique business model we will have net profit of approximately 2 million per location with less than ten employees per

location. We have also recently had discussions with one of the biggest Franchise groups in the US. They are very interested in developing Nationwide Franchise business opportunity with Life Imaging. This will allow us to easily expand our amazing business across the US allowing for many more life saving opportunities and revenue far beyond our own imaginations!

Our Trust-amonials

Thank you Lifescan!!

Getting my free heart scan was the best thing I could have done.

- Pat G



I no longer need to worry

With their Long Life Care program I can get scanned annually and know I am continuing to be cancer free.

- James W



WHY INVEST

Unfortunately, chances are you have a friend or a loved one who has been affected by a serious or fatal health condition. Based on the statistics, far too many of us have had to let go of someone we love. The worst part is, conditions such as heart disease and cancer are often preventable with the right screening.



The Life Imaging's team is no stranger to tragedy. We have also lost those dear to us, so we are as determined as anyone to make sure no one has to go through the same pain. Preventative care is an easy step that everyone can take, and the life-saving statistics backing these scans have an overwhelming amount of positives. We have found an affordable way to make sure everyone can have

access to this life-saving information.

Meet Our Team



James T. Graham

President/CEO, Secretary and Chief Operating Officer

Mr. Graham has spent the last 25 years as a serial entrepreneur. He has started from scratch and sold several successful companies over his career. The company he built from 2004 to 2009 he did almost 40m in revenue with over 100 employees and did 18m in gross revenue in 2009, before selling the business to a Private Equity Firm for $3M. Mr. Graham then semi retired and went on to fulfill his passion of race car driving and raced professionally in the Trans am Pro series for over a year, before developing and producing a racing pilot for reality T.V. From there Mr. Graham also started a record label and management company due to his love of music. Mr Graham has enjoyed success in many areas of his life, he is humble yet aggressive in his approach to life and business. After Mr Graham saved his dog from cancer who had been given 3 months to live in 2014, thru wholistic medicine Mr Graham began to see the wonderful results of preventive medicine from a holistic point of view, his dog lived for over 2 more healthy years. This on top of the fact he lost both of his parents to cancer his mother at an early age inspired and lead him to forming Life Imaging a couple years later. He saw the enormous need for this simple life saving preventative screening for

simple life saving preventative screening for two of the top killers on the planet, Heart Disease and Cancer. After learning about the powerful Life saving EBT scanner screening can actually saves lives on a regular basis from a friend in the business he had reconnected with in late 2016. He has now developed a way to make this affordable for everyone not just the wealthy and is now using this proactive approach to save lives using the worlds fastest and most accurate FDA approved scanner to educate and provide peace of mind thru prevention to as many people as possible including himself and his loving family members, friends, and God willing the world!

Offering Summary

Company :	Life Imaging Fla, Inc.
Corporate Address :	1981 W. Hillsboro Blvd., Deerfield Beach, FL 33442
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$200.00

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	5,000
Maximum Number of Shares Offered :	535,000
Price per Share :	$2.00
Pre-Money Valuation :	$3,000,000.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Early Bird

First 7 days - 10% bonus shares

Next 30 days - 5% bonus shares

Volume

$200+ | Thank you Tier! Featured on our website.

$1,000 | 2 Free heart scans *($700 value!)*

$2,500+ | 2 Free full-body scans includes heart scan *($3,800 value!)*

$5,000+ | VIP tier + 5% Bonus shares: Full 2 years of all scans the full body and heart scans total of 4 FB scans includes heart scan, they can give 2 away to family member or friend or do two each over 2 years. + 5% bonus shares

$20,000+ | Florida ft Lauderdale 3 days 2 night beach resort stay and two full body and heart scan packages + 10% bonus shares

*All perks occur after the offering is completed

The 10% Bonus for StartEngine Shareholders

Life Imaging Fla, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2 / share, you will receive 10 bonus shares of Common Stocks, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Funds Disbursement

4 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Life Imaging has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Life Imaging be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

We Have a Blog!

5 days ago

Hello!

We are proud to announce that we have officially launched our blog on our website! Truly an exciting moment for us at Life Imaging because we can showcase our thoughts and insight on the industry!

We have already published our first article, and we encourage you all to check it out!

Related: What is Life Imaging? Everything you Need to Know

Please, share this update with your network and show them the factual information on why we need affordable preventative care that can easily detect the two leading causes of death, heart disease and cancer.

We will be posting on our blog every 2 weeks!

Stay tuned for our latest industry news, company updates, and milestones on our website blog.

-Life Imaging

So Close to the 500K Mark!

8 days ago

Hello!

As you might know, Life Imaging has exceeded its minimum funding goal, but that doesn't mean we will stop accepting investments!

We are so close to $500K!

We are so thankful for everyone who has invested so far and is beyond excited to see Life Imaging grow! We have secured our beautiful medical facility in South Florida and will have our new CT

scanner installed over the next 30 days or so! Affordable preventative care is becoming that much closer to becoming a reality.

Please, share this update with your network and show them why we need affordable preventative care that can easily detect the two leading causes of death, heart disease, and cancer.

Don't forget to stay tuned on social media for our latest industry news, company updates, and milestones in our StartEngine campaign.

Maybe even consider re-investing at this time!

Together, we can reach the ultimate goal: Saving lives.

Thanks for funding the future.

-Life Imaging

Notice of Funds Disbursement

12 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Life Imaging has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Life Imaging be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

21 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Life Imaging has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Life Imaging be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

29 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Life Imaging has exceeded its minimum funding goal. When a company reaches

its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Life Imaging be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Pictures of our new beautiful medical office in South Florida and update

about 1 month ago











To our shareholders and followers,
 We are very excited about our new free standing 4k sq. ft. flagship facility, located right in the middle of the South Florida market. We have secured the perfect location! With an exclusive gated 55+ community with 850 homes directly across the street from our location, we are right where we are supposed to be. Enjoy the pictures here of our new beautiful office. Also, I encourage you to view the video below of a trailer for Widow maker. It is a very impact-full it talks about when these scanners were invented and how medicine and the doctors were pushing back on the technology 30 years ago, and shows the importance of our life saving screening services. You can see the whole documentary the Widow Maker on YouTube. Early detection absolutely saves lives!!!!
    https://youtu.be/wPgCKfJ6dH8rt

We believe this is another example of why Life Imaging scanners are so important to the community and why our business is necessary to help people. Please note this film is not affiliated with Life Imaging nor does it feature specific Life Imaging products but is a helpful educational film regarding the current issues faced by heart disease.

We are working on getting our scanner purchased, our building furnished, and our staff, (sales director, office manager, and me the CEO/Co-founder) moved over to South Florida in the near future. We need your continued support, as we have now raised over $350,000.00 and are working tirelessly to hit our funding goal. Please let your family, friends and coworkers know about Life Imaging's opportunity and please consider a bigger position for yourself by investing again in our amazing company. Look forward to more updates soon. Onward and upward we go!!!

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Life Imaging has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Life Imaging be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Material Change in Offering

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Life Imaging offering. Here's an excerpt describing the specifics of the change:

Extended length of campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Life Imaging has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Life Imaging be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

(**SHOW MORE UPDATES**)

Comments (120 total)

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Wayne Bicknell `SE OWNER` `6 INVESTMENTS` 18 hours ago

Would like to understand how investors will realize any ROI? This is a field where there are many

Would like to understand how investors will realize any ROI? This is a field where there are many players and do not see any players consolidating the market. Please help me understand

Tom Graham - Life Imaging 3 hours ago
Good question Wayne, We are different than other radiologist. We don't have to go hustle referral business from personal injury attorneys or hustle business form other doctors. Your right there are many of those type of imaging centers and some struggle. Keep in mind we do preventative screening we are not a reactive medicine model like everyone else. Normally someone gets scanned after something concerning has been discovered or an injury happens. Our model is proactive for early detection of heart disease and cancer. We will market directly to consumers via radio and social media when we turn on our marketing campaign the phone rings of the hook because we offer free complimentary heart scans which has significant value. The community will get a buzz with this offering. Very exciting!!!
Hope this helps.... :)

Mohammed Moustafa 2 INVESTMENTS 6 days ago
Is this project interest-free?
Is there is any loan?

Tom Graham - Life Imaging 5 days ago
Mohammed, Not sure what you mean by interest free, there are no loans.
Thank you.

JOHN RODER SE OWNER 38 INVESTMENTS INVESTED 9 days ago
One other question: Is this advertising business going to remain a home-based venture? The "corporate address" comes back as a high-end luxury apartment rental. The listing states "The Company" aka you, may choose to pay yourself whatever you choose. Is this an actual venture or is this something to sustain a hand-in-the-cookie-jar venture to support your personal spending whims? When do you intend to file the necessary reporting to indicate what you are going to pay yourself with your investors money to support this "advertising company" that appears to operate under the guise as a medical business?

Tom Graham - Life Imaging 9 days ago
John, When we started this business venture I used my home address on the corporate docs to register the company knowing we were going to move to the South Florida market to set up our flagship clinic which we are in the process of doing at this time. I was in South Florida for the last three days working, bringing in artwork and getting our beautiful facility ready for the scanner delivery. (VERY EXCITING) I literally got back an hour ago. Now that we have recently secured an office i will be updating the address on the campaign pages. As far as being an actual venture I assure you I am dead serious about this business John. I have put over two years of blood, sweat and tears, hard work into this business, I am leaving my home in the Tampa Bay area because I am totally committed. I am relocating my entire life and family into South Florida to assure success! John also the beauty of what we do is that we don't even fall in the category of a medical business and deal with all the regulatory issues there, we are simply an imaging center. We hire and pay a licensed radiologist to read the scan's and we have a licensed technician to operate the CT scanner. I don't like to tell all of our "secret sauce" on this platform but your comments warranted me to do so. Your right we are a marketing company John, one that saves lives! We have a an accountant/CPA that was referred to us by Start Engine that we have used from the beginning that will account for every penny they will be filling all necessary reports at the end of the year when needed. I see you have invested in 37 different companies/investments on the SE platform including Start Engine? I'm glad to see you are taking advantage the good opportunity,
Hope this helps? If you have any other questions feel free to contact me directly via email or I'm happy to do a a call with you anytime? Thanks!
Take Care John,

JOHN RODER SE OWNER 38 INVESTMENTS INVESTED 11 days ago
What is a 4,000 s.f space needed for when you can put bodies through the machine in a claimed five minutes? From those pictures, there's enough room to put thousands of bodies through every day.

Why does "the team" consisting of one person?

Why are the shares being issued as non-voting shares?

The business appears to be a marketing business using medical promises as the bait to bring in customers. What are the plans for the business for the funds you are receiving. I say you because you are the team.

What is the location of our new south Florida location ? The address.

Tom Graham - **Life Imaging** 9 days ago
John, The facility we have leased is perfect for our business. It is centrally located in right in the middle of south Florida market in Deerfield beach just 1 minute off of Hwy 95 the main Hwy that runs the length of the entire "Gold Coast" of south Florida, the 8th largest market in U.S. from Miami to West Palm Beach and even further we will be servicing the entire South Florida market. We were very very fortunate to find a building that is already built out for ct scanning with existing offices in place as well as the CT scanning room. Believe me I I know I looked for 6 months. It would cost 100's of thousands of dollars to build out a facility like this. It consists of a nice lobby and reception area, we have four or five offices for our patient advocates(sales reps), 2 executive offices, 2 beautiful small changing rooms for our customers with built in lockers for personal items while they are being scanned, and a small breakroom for employees. We have the scanner room which is quite large needed for the ct scanner and because the space had an MRI machine in it before we have an extra large room big enough for a second CT scanner in the future. God willing we will need a second scanner as the business grows. This space is absolutely perfect as I said in the update earlier.
As far as the team I apologize I need to update the Start Engine campaign pages regarding our team, thanks for the reminder. We have myself, we have our operation manager who has been in the business for 6 years, we have our sales director who closed over 1m in sales by himself at my friends facility the last year he was there in 2017- 2018. We have a second patient advocate in place who is very strong also. We also have an experienced receptionist in place that has worked for me in the past in other businesses. The entire team will be relocating into South Florida before we begin marketing hopefully before the end of the year.

Gary Hunt `SE OWNER` `5 INVESTMENTS` a month ago
This is a great idea! Through personal experience I've learned that if you where to take a 1000 people between the ages of 50 to 60 years old and run them through a CT scan you would discover most have some form of significant calcification in and around the heart and a device / business such as this would certainly raise awareness. I was ready to invest, however, after reading the annual report on pages 6 - 7 under the "Dilution" clause I now am hesitant. Is there any protection against stock dilution if the company goes public? Are there caps or other provisions to limit dilution (the reduction in earnings per share and proportional ownership that occurs when, for example, holders of convertible securities convert those securities into common stock)?

Tom Graham - **Life Imaging** a month ago
Hi Gary good questions and observation, are you a doctor? Your right a lot of people will die of heart disease its actually one out of 3 people will die from it, and the other good news heart disease is preventable. Who knew? We can do things to turn it around with the right knowledge we at life imaging can provide. As far as dilution the dilution clause is a matter of standard disclosure because anything can happen. My background is to build and sell for big exit strategy, as you have probably read I have built and sold a couple companies in my career. We are very close to opening our flagship center in South Florida. I don't think we will need other funding other than what we are raising on Start Engine, so far so good. I have never taken a company public, we can together enjoy the dividends or at some point grow a nice big company and sell for a cash exit. Love to have on board hope this helps with your questions.
Thanks, Tom

Wayne Bicknell `SE OWNER` `6 INVESTMENTS` a month ago
Nice office space... You say "South Florida".... Can I assume the Broward / Dade County area? I am

thinking your "pilot" that you describe was in the Tampa / St Pete area... Will you open there again to build off of your initial success?

Do you have projections on how long it will take an office location to become profitable?

And I am thinking that I read that you are planning for repeat business from patients.... Did you experience this in your pilot or are you basing this on industry knowledge (your friend)?

Do you estimate the 37% profit margin will be earned going forward... Maybe better?

Will the shareholders through StartEngine be... Minority Holder; Securities with Voting Rights OR.. Minority Holder; Securities with No Voting Rights

> **Tom Graham**   **- Life Imaging**   a month ago
> Wayne I'm sorry i realized i addressed your your question with Hi Karen. Sorry about that.

> **Tom Graham**   **- Life Imaging**   a month ago
> Hi Karen great questions,
> We will be serving Broward, Dade and Palm Beach counties. Our new office is centrally located right in the middle. Our very effective direct marketing campaign involves among other things radio which will cover all of South Florida's gold coast the hwy 95 corridor north and south. This is the 8th larges market in the US with over 7m people and full of retired baby boomers our demographic. With our flagship clinic here we can then train people in other markets/cities at our location. We can then open in other cities including the Tampa Bay area if we want? Although we probably would prefer larger markets. We are confident we can be profitable the first 12 months as we drive repeat business.
> The profit margins will be better in our own location our goal is 50% margin. The stock investors will receive are non voting common stock. Hopefully this helps answer your questions. Hopefully we will see you in the system as a shareholder soon.
> Best,
> Tom

Leonardo Lee   `SE OWNER`   `31 INVESTMENTS`   a month ago
Thanks for your reply. How many locations do u expect to open in 5 years?

> **Tom Graham**   **- Life Imaging**   a month ago
> Leonardo,
> We would like to open a minimum of 3 locations in first 5 years. Although there are several different ways to open new location. We can do a business opportunity with entrepreneurs as well as our own company owned locations. I have a lot of experience in Business opportunities.
> We may also work with existing physicians in different markets as well.
> Best,
> Tom

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VIDEO TRANSCRIPT

Video 1:

<u>**V.O., Emergency Call:**</u>

911, police, fire--911, my husband's having a heart attack.

Put the heel of your hand in the center of his chest right between the nipples.

1, 2, 3, 4, 5, 6, 7...

-Is he conscious?

-No, he's not.

<u>Doctor 1:</u>

In America and around the world, coronary disease is the number-one killer.

<u>**V.O., Emergency Call:**</u>

I'm going to start giving him mouth-to-mouth. He's turning black.

<u>Doctor 1:</u>

About a third of patients, the first event is... sudden death.

<u>Doctor 2:</u>

And this is a completely preventable disease.

The science is the slam-dunk

<u>Person 1:</u>

[clips of scanner]

One day he said to me, "Would you like to see something really neat?

<u>Doctor 2:</u>

[images of scan]

We were amazed at the images.

<u>Doctor 4:</u>

Every time we tried to redo the experiments, we got the same answer.

It's just remarkable.

V.O.

We were working on something that turned out to be valuable.

Some of the best cardiologists advised against it.

Doctor 5:

I'm not a fan of it.

I don't like medical cults.

V.O. (to patient in scanner)

[clip of patient in scanner]

Breathe in.

Person 2:

Well, he's an idiot.

It saved my life.

On screen text: 'A Tale of Hope'

V.O. (to patient in scanner)

[clip of patient in scanner]

Hold your breath.

Person 2:

And if it saved mine, it can save others.

On screen text: 'And loss'

Voiceover, Emergency Call:

Quick. I don't think she's breathing.

Oh, God almighty.

Person 1:

How many lives do you think would have been saved if we'd done it in 1990 what we're doing now?

A lot.

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